November 13, 2024

John Sterling
Executive Vice President, General Counsel & Secretary
Darling Ingredients Inc.
5601 N MacArthur Blvd.
Irving, Texas 75038

        Re: Darling Ingredients Inc.
            Form 10-K for the Fiscal Year Ended December 30, 2023
            Filed February 28, 2024
            Form 8-K Furnished July 25, 2024
            File No. 001-13323
Dear John Sterling:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing